Exhibit 99.1

Driving opportunity Q1 2015 Financial Results April 30, 2015

Forward Looking Statements This presentation includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend,“ "plan," "may," "will," "could," "should," "believes," "predicts," "potential," and "continue" or variations of such words, other similar words or similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, statements relating to future financial and operating results, our financial condition and our plans, objectives, prospects, expectations and intentions. These forward-looking statements involve significant risks and uncertainties and other factors and assumptions that could cause actual results to differ materially from these forward-looking statements. Most of these factors and assumptions are outside of our control and are difficult to predict. In addition to the factors and assumptions contained in this presentation, the following factors and assumptions, among others, could cause or contribute to such material differences: downturns in the worldwide economy; our ability to realize all of the anticipated benefits of future acquisitions; our ability to obtain, renew and maintain certain permits, licenses and approvals relating to our landfill operations; and fuel cost and commodity price fluctuations. Additional factors and assumptions that could cause Progressive Waste Solutions Ltd.’s results to differ materially from those described in the forward-looking statements can be found in the most recent MD&A and annual information form under the heading “Risk Factors”. Progressive Waste Solutions Ltd. cautions that the foregoing list of factors is not exclusive and that investors should not place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements concerning Progressive Waste Solutions Ltd., or other matters attributable to Progressive Waste Solutions Ltd. or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Progressive Waste Solutions Ltd. does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by applicable law. 2

Q1 2015 Review Joe Quarin President & CEO

Q1 2015 Highlights Achieving progress on operational excellence initiatives in the first quarter of our five-year strategic plan. A solid performance with strong organic revenue growth driven by better price and volume (more than offsetting lower fuel surcharges and recycled commodities). Operationally, progress made in Q1 2015 as fleet improvement initiatives generated results in the markets prioritized for roll-out. Hauling performance offset the weakness in disposal volumes due to weather conditions. Confident in the outlook for 2015. Cost items in the quarter obscure underlying operational improvements. Improvements visible in areas unaffected by weather and provision increase for prior period claims. Identified opportunities to reorganize and take additional costs out of the business. Returned more than $72 million to shareholders year-to-date, through repurchase of 1.9 million shares, and payment of quarterly dividend. Total shares outstanding of approximately 110.5 million as at April 30, 2015. 4

Regional Management Structure Post-Reorganization in Q2 2015 U.S. Northeast Region joins a portion of our U.S. South Region to form the East Region. Led by Dean Divalerio Includes Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia Remainder of U.S. South Region renamed the West Region. Led by John Lamanna Includes Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois Canadian Region renamed the North Region. Led by Marc Fox Aligning business to achieve our plan for Operational Excellence. Optimizing our Area Management structure. Streamlining Corporate support functions. Reorganization costs of approximately $3.5 to $4.5 million, with annualized cost savings of $3.0 to $3.5 million. 5 West East North

Q1 2015 Review Ian Kidson Executive Vice President & CFO

Q1 2015 Consolidated Revenue Total company revenue down 2.0%; up 2.1% on a constant currency basis. 7 $U.S. (MM) (1) Foreign currency exchange (“FX”) (1)

Revenue Growth Components 8 Q1 2015 Components of Revenue Growth (Decline) CAN U.S. Company Price(1) 2.6% 1.3% 1.8% Fuel Surcharges (0.6%) (1.0%) (0.9%) Recycling and Other (0.9%) (0.9%) (0.9%) Total Price Growth (Decline) 1.1% (0.6%) - Volume Growth 2.2% 0.3% 1.0% Total Organic Revenue Growth (Decline) 3.3% (0.3%) 1.0% Net Acquisitions 0.1% 1.6% 1.1% Total Growth Excluding FX 3.4% 1.3% 2.1% FX (4.1%) Total Decline Including FX (2.0%) (1) Price reflects organic average price change, net of rollbacks and excludes fuel surcharges

Reported Revenue By Segment 9 $U.S. (MM) Excluding FX impact, revenues in Canada grew C$6MM QoQ largely due to higher pricing. Revenues in our U.S. south improved approximately $16MM QoQ largely due to acquisitions and volume improvements. U.S. northeast revenues declined by 14.6% due to the sale of certain assets coupled with strategic efforts to eliminate less profitable business. As a percentage of total revenue Q1 2014 Q1 2015 Canada 35.6% 33.4% U.S. south 47.2% 51.6% U.S. northeast 17.2% 15.0% Total 100.0% 100.0% (1) Canadian revenue converted to U.S. dollars applying exchange rates of $0.9062 and $0.8057 for the Q1/14 and Q1/15 periods, respectively. (1) $167 $154 $222 $ 237 $81 $69 Q1 2014 Q1 2015 Canada U.S. south U.S. northeast $470 $460

Operating Expenses 10 $U.S. (MM) Operating expenses declined period-over-period, but net of FX, operating expenses increased by approximately $6MM. Operating expenses include a $3MM provision increase in the cost of insurable risk, largely related to the development of prior year claims. Excluding FX, operating costs in Canada were $5MM higher QoQ due to increase in labor, repairs and maintenance and disposal costs. In the U.S. south, the increase of $12MM reflects organic and acquisition growth. U.S. northeast operating costs were lower by $11MM compared to the same period last year reflecting the divestitures and strategic initiatives we’ve taken in this segment. $94 $88 $141 $153 $58 $47 Q1 2014 Q1 2015 Canada U.S. south U.S. northeast $293 $289

Adjusted Selling, General and Administration Expenses (“Adjusted SG&A”)(1) 11 $U.S. (MM) Adjusted SG&A(1) increased QoQ by $1MM to $65MM in Q1/15. Excluding the impact of FX, adjusted SG&A(1) increased by $4MM QoQ. Approximately $2MM of this change relates to higher salaries, in part for new hires to support our operating locations, coupled with salary increases, acquisitions and organic growth. As a percentage of revenue, adjusted SG&A(1) was 14.1% versus 13.6% in the same period last year due to lower revenues from falling commodity pricing and lower fuel surcharges coupled with higher bad debt expense. Canadian segment adjusted SG&A(1) includes the classification of Canadian region SG&A costs to the Canadian segment. In the prior period, these costs were recorded as a corporate SG&A cost. (1) Please refer to page 28 which outlines the types of expenses excluded from selling, general and administration expense as reported. $17 $17 $22 $25 $9 $10 $16 $13 Q1 2014 Q1 2015 Canada U.S. south U.S. northeast Corporate $64 $65

Adjusted Earnings Before Interest, Tax, Depreciation and Amortization (“Adjusted EBITDA(A) ”) 12 $U.S. (MM) Q1 2015 consolidated adjusted EBITDA(A) decreased 5.3% QoQ to $107MM. On a constant currency basis, adjusted EBITDA(A) was $112MM, a decline of 0.9% QoQ. Adjusted EBITDA(A) margins for the consolidated company were 23.2% in Q1/15 vs. 24.0% in Q1/14. Adjusted EBITDA(A) Margins Q1 2014 Q1 2015 Canada(1) 33.5% 31.8% U.S. south 26.8% 25.0% U.S. northeast 16.0% 16.9% Company 24.0% 23.2% (A) Please refer to the definition and explanation of (A) on slide 28. (1) Approximately 70 bps of the variance relates to the allocation of Canadian region office costs to the Canada region from Corporate in Q1 2015. $56 $49 $60 $59 $13 $12 ($16) ($13) Q1 2014 Q1 2015 Canada U.S. south U.S. northeast Corporate $113 $107

Amortization On a consolidated basis, amortization expense declined approximately 4.8% QoQ. Our U.S. northeast segment recorded lower amortization expense due in large part to our Long Island, New York assets being classified as held for sale and eventually sold in the first quarter this year. As a percentage of reported revenues, amortization expense declined to 13.9% in Q1 2015, compared to 14.3% in Q1 2014. On an FX adjusted basis, lower intangible asset amortization represents about 50 basis points of the decline period-over-period. 13

Long-Term Debt and Interest Expense 14 Long-Term Debt Facilities Available Lending Accordion Facility Drawn Letters of Credit Available Capacity Ratings Senior Secured Term B Facility $489 - $489 - - Moody's Ba1 S&P BBB Senior Secured Revolving Facility $1,850 $750 $926 $197 $727 Industrial Revenue Bonds $64 - $64 - - Interest expense was $15MM for the three months ended March 31, 2015 Total long-term debt is $1.48B at March 31, 2015 vs. $1.59B at December 31, 2014 Funded debt to EBITDA, as defined and calculated in accordance with our consolidated facility, was 2.85x compared with 2.95x as at December 31, 2014 Comfortable with current leverage level and believe optimal long-term leverage range for the Company is between 2.5x and 3.0x $U.S. (MM)

Effective Tax Rate and Cash Taxes Total cash taxes were $4.8MM in Q1 2015 compared to $5.6MM in Q1 2014. On an adjusted basis, the effective tax rate was approximately 23.4%, in line with our expectation. We estimate our effective tax rate will be approximately 25% for 2015 and beyond. 15

Adjusted Net Income(A) and Adjusted Earnings Per Share(A) (“EPS”) 16 Items of Note $U.S (MM) EPS ($) Segment Revenue/ Expense Line Item Reported Net Income and EPS (diluted) $18.1 $0.16 Transaction and related costs 0.2 - Corporate SG&A Fair value movements in stock options 0.7 0.01 Corporate SG&A Restricted share expense 0.3 - Corporate SG&A Non-operating or non-recurring expenses 1.6 0.01 Corporate SG&A Net loss on financial instruments 10.8 0.10 All Net income tax recovery (3.5) (0.03) Adjusted net income(A) and Adjusted EPS(A) (diluted) $28.2 $0.25 (A) Please refer to the definition and explanation of (A) on slide 28.

Capital Expenditures 17 Excluding the impact of FX, replacement spending was higher by approximately $13MM QoQ. Expenditures for vehicles in our U.S. segment increased approximately $19MM between periods. Spending in our U.S. south segment represents approximately $15MM of the increase which is due in part to organic growth in this region, coupled with our strategic roll out of automated side load collection vehicles and CNG powered vehicles early in 2015. $U.S. (MM) $27 $39 $17 $ 22 Q1 2014 Q1 2015 Replacement Growth $61 $44

Free Cash Flow(B) (“FCF”) 18 $U.S. (MM) Free cash flow(B) decreased by $21MM QoQ. Primary reason for the variance is due to the timing of capital and landfill asset spending. (B) Please refer to the definition and explanation of (B) on slide 31. Q1 2014 Q1 2015 $49 $28

Summary We are making progress. Converting fleet and implementing best practices. Focusing on disciplined capital allocation and cash ROIC. Growing strategically. Creating shareholder value. Outstanding team in place, with strong industry expertise, moving strategic plan forward. 19

Q&A

Appendix

Q1 2015 Financial Highlights 22 $U.S. MM Except per share amounts and share counts Q1 2014 Q1 2015 QoQ Canada $167.4 $153.9 (8.1%) U.S. south 221.9 237.6 7.1% U.S. northeast 80.5 68.7 (14.7%) Total Revenues $469.8 $460.2 (2.0%) Adjusted Net Income(A) $24.8 $28.2 14.1% Reported Net Income $25.9 $18.1 (30.1%) Adjusted EPS(A) (diluted) $0.21 $0.25 19.0% Reported EPS (diluted) $0.23 $0.16 (30.0%) Adjusted Operating EBIT(A) $42.6 $52.1 22.1% Adjusted EBITDA(A) $112.9 $106.9 (5.3%) Adjusted EBITDA(A) Margin 24.0% 23.2% (80bps) Adjusted EBITA(A) $59.6 $54.2 (9.1%) Free Cash Flow(B) $48.7 $27.6 (43.3%) Weighted Average Share Count 115,177 112,501 Total Actual Outstanding Share Count 115,180 112,001 (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31.

Q1 2015 Reported and Gross Revenues(1) 23 (1) Gross Revenue includes intercompany revenue and includes the impact of FX. Gross Revenue(1) from Operations Reported Revenues from Canadian and U.S. Operations Q1/15 Total Reported Revenues $460.2 U.S. $306.3 Canada $153.9 Q1 2014 Q1 2015 Consolidated $U.S. % of Revenue Consolidated $U.S. % of Revenue Commercial $173.1 36.8% $169.6 36.9% Industrial 82.6 17.6% 82.1 17.8% Residential 109.9 23.4% 108.8 23.6% Transfer and Disposal 148.7 31.7% 141.0 30.6% Recycling 16.4 3.5% 12.1 2.6% Other 9.6 2.0% 11.6 2.5% Gross Revenues(1) $540.3 115.0% $525.2 114.0% Intercompany (70.5) (15.0%) (65.0) (14.0%) Revenues $469.8 100.0% $460.2 100.0%

Q1 2015 Gross Revenue(1) By Service Line in Canada and U.S. 24 CAN U.S. $CAD % total $U.S. % total Commercial $85.1 44.6% $101.0 33.0% Industrial 35.5 18.6% 53.5 17.4% Residential 33.4 17.5% 81.9 26.7% Transfer and Disposal 54.0 28.3% 97.5 31.8% Recycling 7.0 3.7% 6.5 2.1% Other 7.2 3.8% 5.8 1.9% Gross Revenue(1) $222.2 116.5% $346.1 112.9% Intercompany (31.2) (16.5%) (39.8) (12.9%) Revenues $191.0 100.0% $306.3 100.0% (1) Gross Revenue includes intercompany revenue.

Reconciliation of Adjusted EBITDA(A) to Free Cash Flow(B) 25 (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. (1) Amounts exclude long-term incentive plan compensation. Q1 2014 2015 Adjusted EBITDA(A) $112.9 $106.9 Purchase of restricted shares(1) (1.8) (0.3) Capital and landfill asset purchases (43.8) (61.2) Proceeds from the sale of capital and landfill assets 0.4 1.2 Landfill closure and post-closure expenditures (0.8) (1.0) Landfill closure and post-closure accretion expense 1.5 1.6 Interest on long-term debt (14.9) (15.5) Non-cash interest expense 0.8 0.7 Current income tax expense (5.6) (4.8) Free Cash Flow(B) $48.7 $27.6

Foreign Currency Translation Sensitivity We have elected to report our financial results in U.S. dollars. However, we earn a significant portion of our revenues and income in Canada. Although our results are subject to FX movements, we have very little operational FX risk. 26 $ U.S. (MM) Sensitivity to one cent change(1) Revenues $8.6 Adjusted EBITDA(A) $2.8 Adjusted net income(A) $1.0 Free cash flow(B) $1.0 (A) Please refer to the definition and explanation of (A) on slide 28. (B) Please refer to the definition and explanation of (B) on slide 31. (1) Refers to one cent change in the U.S. to Canadian dollar exchange rate. Sensitivity based on 2015 outlook at constant currency.

Recycled Fiber Sensitivity Our revenues and earnings are impacted by changes in recycled commodity prices, which includes old corrugated cardboard and other paper fibers, including newsprint, sorted office paper and mixed paper. Other commodities we receive include plastics, aluminum, metals and wood. Our results of operations may be affected by changing prices or market demand for recyclable materials. The resale and purchase price of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect our consolidated financial condition, results of operations and cash flows. Our outlook for 2015 reflects prices for recycled commodities consistent with February 2015 levels. 27

Non-GAAP Disclosure (A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss. Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee. Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies. Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, interest on long-term debt, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B). The underlying reasons for the exclusion of each item are as follows: Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses. Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense. Non-recurring expenses include certain equity based compensation amounts, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA. Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs. These expenses are not considered an expense indicative of continuing operations. Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA. Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on sale of capital and landfill assets – as a non-cash item the net gain or loss on sale of capital and landfill assets has no impact on the determination of free cash flow(B). In addition, the sale of capital and landfill assets does not reflect a primary operating activity and therefore represents a different class of income or expense than those included in adjusted EBITDA. Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time. Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. 28

Non-GAAP Disclosure (cont’d) Loss on extinguishment of debt – as a non-cash item, loss on extinguishment of debt is not indicative of our operating profitability and reflects a resulting charge from a change in our debt financing. Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA. Re-measurement gain on previously held equity investment – as a non-cash item, the re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA. Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations. Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability. All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization attributable to capital and landfill assets. All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for goodwill impairment, net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets. All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery. Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows. Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies. Each of these measures is important for investors and is used by management to manage its business. Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors. Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital. In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees. Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets. Intangible assets are measured at fair value when we complete an acquisition and are amortized over their estimated useful lives. We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state. We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses. Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective. Finally, adjusted net income is a measure of our overall earnings and profits and is further used to calculate our adjusted net income per share. Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses. Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors. 29

Non-GAAP Disclosure (cont’d) 30 Q1 2014 2015 Operating income $41.3 $49.2 Transaction and related (recoveries) costs– SG&A (1.1) 0.2 Fair value movements in stock options – SG&A 2.1 0.7 Restricted share expense – SG&A 0.3 0.3 Non-operating or non-recurring expenses – SG&A - 1.6 Adjusted operating income $42.6 $52.1 Net loss (gain) on sale of capital and landfill assets 3.0 (9.2) Amortization 67.3 64.0 Adjusted EBITDA $112.9 $106.9 Amortization of capital and landfill assets (53.3) (52.7) Adjusted EBITA $59.6 $54.2 Net income $25.9 $18.1 Transaction and related (recoveries) costs – SG&A (1.1) 0.2 Fair value movements in stock options – SG&A 2.1 0.7 Restricted share expense – SG&A 0.3 0.3 Non-operating or non-recurring expenses – SG&A - 1.6 Net loss on financial instruments 3.4 10.8 Re-measurement gain on previously held investment (5.2) - Net income tax recovery (0.6) (3.5) Adjusted net income $24.8 $28.2

Non-GAAP Disclosure (cont’d) (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance. Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies. The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity. We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases. All references to “free cash flow” in this document have the meaning set out in this note. 31 Q1 2014 2015 Adjusted EBITDA $112.9 $106.9 Purchase of restricted shares(1) (1.8) (0.3) Capital and landfill asset purchases (43.8) (61.2) Proceeds from the sale of capital and landfill assets 0.4 1.2 Landfill closure and post-closure expenditures (0.8) (1.0) Landfill closure and post-closure accretion expense 1.5 1.6 Interest on long-term debt (14.9) (15.5) Non-cash interest expense 0.8 0.7 Current income tax expense (5.6) (4.8) Free Cash Flow $48.7 $27.6 (1) Amounts exclude long-term incentive plan compensation.